UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 6, 2009

Commission File Number: 001-34395

China Networks International Holdings Ltd.

(Exact name of registrant as specified in its charter)

China Networks International Holdings Ltd.

(Translation of Registrant’s name into English)

9 Dong San Huan Zhong Lu, Suite 1101

Chaoyang District

Beijing, 100020 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _______ No ___X____

EXPLANATORY NOTE

This Report on Form 6-K is being filed by the Registrant to report its interim financial results as of June 30, 2009 and includes a related Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

Safe Harbor Statement

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the Registrant. Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of the Registrant’s management and are subject to risks and uncertainties which could cause actual results to differ from the forward- looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this press release. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements in this Report speak only as of the date of this Report and might not occur in light of these risks, uncertainties, and assumptions. The Registrant undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

INDEX TO FINANCIAL STATEMENTS

Balance Sheet at June 30, 2009, and December 31, 2008

Statement of Operations for three months ended June 30, 2009, March 31, 2009,

and June 30, 2008, and six months ended June 30, 2009 and June 30, 2008

Statements of Changes in Stockholders’ Equity for the period from March 30, 2007

(inception) through June 30, 2009

Statements of Cash Flows for the six months ended June 30, 2009 and June 30, 2008

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2009	2008
	(unaudited)
ASSETS

CURRENT ASSETS
Cash	$14,783,444	$12,213,131
Restricted cash	44,896,637	-
Accounts receivable	1,345,728	1,881,961
Other receivables and prepaid expenses	1,490,886	271,776
Other receivables from TV Stations	1,702,313	535,631
Loan receivable from related parties	7,597	311,111

Total current assets	64,226,605	15,213,610

PROPERTY & EQUIPMENT, NET	190,683	95,741
PROGRAM RIGHTS, NET	90,300	180,352
PROGRAM INVENTORY	3,158,300	1,566,285
DEFERRED FINANCING COSTS	808,841	1,614,357
INTANGIBLE ASSETS, NET	26,983,803	27,598,987

TOTAL ASSETS	$95,458,532	$46,269,332

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	$747,274	$421,701
Customer deposits	289,926	312,446
Accrued interest	2,435,830	1,267,334
Other payable	1,105,974	13,204
Other payable to TV Stations	15,053,641	16,110,516
Accrued liabilities	2,459,339	2,121,751
Due to related parties	7,126,640	329,280
Notes payable, net	23,897,236	24,808,730

Total current liabilities	53,115,860	45,384,962

DEFERRED TAX LIABILITIES	964,223	312,728
TOTAL LIABILITIES	54,080,083	45,697,690

COMMON STOCK SUBJECT TO REPURCHASE	44,896,637	-

EQUITY
China Networks International Holdings, Ltd. equity:
Common stock at $0.0001 par value; 12,927,888 shares authorized, issued and 12,773,688 outstanding at June 30, 2009	1,293	1,293
Additional paid-in capital	-	3,951,746
Accumulated deficit	(5,602,020)	(4,568,284)
Accumulated other comprehensive loss	(57,494)	(70,920)
Less: Treasury stock, 154,200 shares	(1,210,470)	-

Total shareholders’ deficit of China Networks International Holdings, Ltd.	(6,868,691)	(686,165)

Non-controlling interest	3,350,503	1,257,807

Total equity	(3,518,188)	571,642

TOTAL LIABILITIES AND EQUITY	$95,458,532	$46,269,332

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2009	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

NET REVENUE	$4,548,957	$4,962,684	$-	$9,511,641	$-

COST OF REVENUE	981,974	965,839	-	1,947,813	-
Gross profit	3,566,983	3,996,844	-	7,563,827	-

OPERATING EXPENSES
Selling expense	82,240	33,681	-	115,921	-
General and administrative expense	1,046,282	1,232,872	87,162	2,279,154	154,106
	1,128,522	1,266,553	87,162	2,395,075	154,106

INCOME (LOSS) FROM OPERATIONS	2,438,461	2,730,291	(87,162)	5,168,752	(154,106)

OTHER INCOME (EXPENSE)
Other income (expense)	840	(137,402)	-	(136,562)	-
Interest expense	(1,648,604)	(1,701,109)	-	(3,349,713)	-
Interest income	19,535	14,587	-	34,122	-
Gain on extinguishment and cancellation of debt		1,328,861	-	1,328,861	-
Gain on cancellation of accrued liability	960,000	-	-	960,000	-
	(668,229)	(495,062)	-	(1,163,291)	-

INCOME (LOSS) BEFORE INCOME TAX	1,770,232	2,235,229	(87,162)	4,005,460	(154,106)

INCOME TAX	723,051	829,150	-	1,552,201	-

NET INCOME (LOSS)	1,047,181	1,406,079	(87,162)	2,453,259	(154,106)

Less: Net income attributable to the non-controlling interest	(1,084,606)	(920,488)	-	(2,005,094)	-

NET INCOME (LOSS) ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(37,425)	$485,591	$(87,162)	$448,166	$(154,106)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(801)	14,227	-	13,426	-
COMPREHENSIVE INCOME (LOSS)	$(38,227)	$499,818	$(87,162)	$461,591	$(154,106)

Basic and diluted earnings (losses) per common share	$-	$0.05	$(0.01)	$0.05	$(0.02)
Weighted average shares outstanding	9,496,407	9,422,760	9,422,760	9,459,787	9,422,760

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	China Networks International Holdings, Ltd. Shareholders’ Equity
							Accumulated
							Other
	Preferred Stock		Common Stock		Additional	Accumulated	Compre-	Trea-	Non-
	Shares	Amount	Shares	Amount	Paid-in capital	Income (Deficit)	Hensive Loss	Sury Stock	Controlling Interest	Total

Balance at March 30, 2007 (inception)	-	-	-	$-	$-	$-	$-	$-	$-	$-
										-
China Networks Media Issuance of common stock			1,000	1,000						1,000
										-
Net loss	-	-	-	-	-	(31,220)				(31,220)
										-
Balance at December 31, 2007	-	-	1,000	1,000	-	(31,220)	-	-	-	(30,220)

Cancellation of shares due to change of share capital structure	-	-	(1,000)	(1,000)	1,000					-

Issuance of shares due to change of share capital structure			1,900,000	950	(950)					-

Issuance of preferred stock, net of issuance cost of $406,902	980,000	490			3,951,549					3,952,039

Foreign currency translation adjustment							(70,920)			(70,920)

Net loss						(4,537,064)			1,257,807	(3,279,257)

Balance at December 31, 2008	980,000	490	1,900,000	950	3,951,599	(4,568,284)	(70,920)	-	1,257,807	571,642

China Networks Media bought Alyst shares			(154,200)					(1,210,470)		(1,210,470)

Change of share capital structure due to the Business Combination	(980,000)	(490)	11,027,888	343	(3,951,599)	(1,481,902)				(5,433,648)

Foreign currency translation adjustment							13,426			13,426

Additional contribution from non-controlling interest									87,602	87,602

Net income						448,166			2,005,094	2,453,260

Balance at June 30, 2009 (Unaudited)	-	-	12,773,688	$1,293	$-	$(5,602,020)	$(57,494)	$(1,210,470)	$3,350,503	$(3,518,188)

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30, 2009	For the six months ended June 30, 2008
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,453,259	$(154,106)

Adjustments to reconcile net income (loss) from operations to net cash provided by (used in) operating activities
Depreciation and amorization	763,573	-
Amortization of debt discount and deferred financing cost	2,027,114	-
Provision for deferred income tax	651,495	-
Gain on extinguishment of debt	(1,328,861)	-

Increase (decrease) in assets and liabilities
Accounts receivables	536,233	-
Program inventory	(1,592,015)	-
Other receivable -TV Stations	(1,166,682)	-
Other receivable and prepaid expense	(1,219,110)	-
Accounts payable	325,573	-
Customer deposits	(22,520)	-
Accrued liabilities	337,588	-
Other payable	1,092,770	-
Accrued interest	1,168,496	-
Other payable - TV Stations	(1,056,875)	-

Net cash provided by (used in) operating activities	2,970,038	(154,106)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	44,896,637	-
Cash held in trust account, interest available for working capital and taxes	-	-
Deferred transaction and acquisition cost	-	-
Loan receivable from related parties	303,514	-
Purchase of property and equipment	(117,785)	-

Net cash used in investing activities	45,082,366	-

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	(202,780)	141,835
Extinguishment of promissary notes	(958,333)	-
Capital contribution from non-controlling interest	87,602	-
Common stock subject to repurchase	(44,896,637)
Purchase of treasury stock	(1,210,470)	-
Cash obtained from the Business Combination	1,449,122

Net cash provided by financing activities	(45,731,496)	141,835

EXCHANGE RATE EFFECT ON CASH	249,405
NET INCREASE (DECREASE) IN CASH	2,320,908	(12,271)
CASH - BEGINNING OF PERIOD	12,213,131	28,670
CASH - END OF PERIOD	$14,783,444	$16,399
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$-	$-
Income taxes	$24,320	$-
Deferred financing costs included in accrued liabilities	$960,000	$-

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of historical financial information presented

We were incorporated in Delaware on August 16, 2006 as Alyst Acquisition Corp. (“Alyst”) in order to serve as a vehicle for the acquisition of an operating business in any industry, with a focus on the telecommunications industry, through a merger, capital stock exchange, asset acquisition or other similar business combination. Our initial shareholders purchased 1,750,000 shares of common stock, par value $0.0001 per share (“Common Stock”), in a private placement. On July 5, 2007, Alyst consummated its initial public offering (“IPO”) of 8,044,400 of its units (“Units”). Each Unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $5.00 per share. Simultaneously with the consummation of the IPO, Alyst consummated a private placement of 1,820,000 warrants, each warrant entitled upon exercise to one share of Common Stock at an exercise prices of $5.00 per share.

On June 24, 2009, Alyst, a special purpose acquisition company, announced that Alyst’s stockholders approved its proposed redomestication to the British Virgin Islands (“BVI”) and its proposed business combination with China Networks Media, Ltd., a British Virgin Islands company (“China Networks”). Alyst redomesticated to the British Virgin Islands through a merger with its wholly-owned subsidiary, China Networks International Holdings, Ltd. (“CNIH”), effective June 24, 2009, with CNIH as the surviving entity. With effect from June 26, 2009, the business combination among Alyst, CNIH, China Networks and its shareholders, was approved by regulators in the British Virgin Islands and, thereafter, was consummated on June 29, 2009.

Upon consummation of the Business Combination, CNIH had outstanding 12,927,888 ordinary shares, par value $0.0001 per share, 9,864,400 warrants, and an IPO Underwriters’ Purchase Option for 300,000 units, each unit containing one ordinary share and one warrant. As the result of consummation of the business combination, China Networks’ common and preferred shares were converted automatically into 9,422,760 CNIH common shares; therefore China Networks shareholders own approximately 73% of voting equity interests of CNIH. The business combination is considered a reverse acquisition with China Networks as the accounting acquirer. As such, the historical financial information presented herein prior to June 29, 2009 relates to the financial position and results of operations of China Networks. Through the business combination, China Networks acquired from Alyst net assets of fair value of $1,566,492, in which $1,449,122 are in cash.

Through China Networks, we provide broadcast television advertising services in the People’s Republic of China (“PRC”), operating joint-venture partnerships (“Local JV Cos”) with PRC state-owned television broadcasters (“PRC TV Stations”) in regional areas of the country, currently in Kunming and Taiyuan. China Networks manages these regional businesses through a series of joint ventures and contractual arrangements to sell broadcast television advertising time slots and so-called “soft” advertising opportunities to local advertisers directly and through advertising agencies and brokers. It also assists PRC TV Stations in selling advertising time slots and “soft” advertising opportunities to national advertisers, specifically by offering multi-region campaigns to maximize value and cut costs these national advertisers would otherwise face when dealing with individual stations on a station-by-station basis. China Networks also provides advisory services to the PRC TV Stations to help optimize the impact that their program scheduling and content has on their key advertising demographics. We believe that China Networks’ distinctive business model positions it to become one of the leading companies with a growing network of regional television advertising operations in the PRC.

China Networks’ strategy is to replicate this operating partnership model and seek other such JV partnership opportunities in other regions in the PRC and then introduce operating efficiencies and increase service offerings across its network of Local JV Cos. These efficiencies are expected to include reducing the costs associated with advertising delivery and designing more effective incentive structures to drive sales. In addition, China Networks is considering establishing strategic relationships with advertising agencies with an objective of exploiting unsold advertising inventory.

China Networks’ operating activities from March 30, 2007 (inception date) to September 30, 2008, were limited and related to its formation, and professional fees and expenses associated with its acquisition activities. Through September 30, 2008, its historical results of operations were insignificant and not reflective of the results of operations it anticipates following the partnership operation with Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd. and Kunming Taishi Information Cartoon Co., Ltd., (collectively “JV Tech Cos”). China Networks began to generate revenue from the Kunming JV as of October 1, 2008 and from the Yellow River JV as of January 1, 2009. As a result, the six months ended June 30, 2008 results of operations of Kunming TV Station – Advertising Center and the Yellow River TV Station – Advertising Center have been provided to assist the comparison and evaluation the performance of six months ended June 30, 2009 of CNIH.

All financial information in the discussion has been rounded to the nearest $100,000.

Significant Accounting Policies and Estimates

Valuation of long-lived assets. CNIH follows Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. CNIH periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Accounts receivable. Accounts receivable are stated at the amount management expects to collect from balances outstanding at the period end. Allowances for doubtful accounts receivable balances are recorded when circumstances indicate that collection is doubtful for particular accounts receivable or as a general reserve for all accounts receivable. Management estimates such allowances based on historical evidence such as amounts that are subject to risk and customer credit worthiness. Accounts receivable are written off if reasonable collection efforts are not successful.

Management periodically reviews the outstanding account balances for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Revenue recognition. CNIH has advertising revenue and advertisement production revenue. Advertising revenue is generated from advertising time-slots sold to advertising agencies or advertisers to broadcast their advertisements on television or radio channels. Advertisement production revenue is generated from service provided to advertisers in designing and producing video advertisements.

Advertisement production revenue represented less than 10% of total net sales for the six months ended June 30, 2009. CNIH recognizes revenue on advertisement when advertisements are broadcast or when the advertisement production service is provided, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Net sales represent the invoiced value of services, net of business tax and agency commissions. CNIH is subject to business tax which is levied on majority of the Company’s sales at the rate of 5.0-5.5% on the invoiced value of services.

CNIH requires customers to prepay certain amounts, as determined by both parties, at the time the contracts are signed. Customer deposits are recognized into revenue when the related service is provided or advertisement is aired and all other revenue recognition criteria are met.

Cost of Revenue. China Network’ cost of revenue on advertising revenue includes amortization of purchased program inventory, costs to buy back certain advertising time-slots sold to agency companies which China Network’ advertising customers need, and cost of producing advertisements.

Property and Equipment. Property and equipment are stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the shorter of the estimated useful lives of the assets or lease term as follows:

Leasehold improvement	3 years
Furniture, fixtures and equipment	5 years
Computer software	1 year

Income taxes. Alyst was subject to US federal, New York State and New York City taxes prior to the redomestication to the British Virgin Islands through a merger with CNIH. China Networks was originally incorporated in the Cayman Islands and subsequently reincorporated in the British Virgin Island . China Networks is not subject to income taxes under the current laws of the Cayman Islands or British Virgin Islands. PRC entities will be subject to the PRC Enterprise Income tax at the applicable rates on taxable income at the commencement of operations.

Use of estimates. The preparation of CNIH’ financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to valuation of program rights and intangible assets, preferred stock valuation, discount on promissory notes, allowance for uncollectible accounts receivable, depreciation, useful lives of property, taxes, and contingencies. These estimates may be adjusted as more current information becomes available and any adjustment could be significant. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for the Company beginning January 1, 2009 and the Business Combination described above is accounted for in accordance with SFAS 141R.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company adopted SFAS 160 on January 1, 2009 and non-controlling interests are now classified as stockholders’ equity, a change from its previous classification between liabilities and stockholders’ equity. Earnings attributable to non-controlling interest are included in net income, although such earnings continue to be deducted to measure earnings per share. Non-controlling interest presentation has been reclassified for all periods presented.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”), which is effective January 1, 2009. SFAS 161 requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity’s financial position, financial performance, and cash flows. Among other things, SFAS 161 requires disclosures of the fair values of derivative instruments and associated gains and losses in a tabular formant. SFAS 161 is not currently applicable to the Company since the Company does not have derivative instruments or hedging activity.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). This Standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. FAS 162 directs the hierarchy to the entity, rather than the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with generally accepted accounting principles. The Standard is effective 60 days following SEC approval of the Public Company Accounting Oversight Board amendments to remove the hierarchy of generally accepted accounting principles from the auditing standards. FAS 162 is not expected to have an impact on the financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, Determination of the Useful Life of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The adoption of this FSP on January 1, 2009 does not have an impact on the Company’s financial result for the six months ended June 30, 2009 as the Company did not acquire additional intangible assets during this period.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities. This FSP provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Company does not currently have any share-based awards that would qualify as participating securities. Therefore, application of this FSP does not have an effect on the Company’s financial reporting.

In May 2008, the FASB issued FASB Staff Position (FSP) APB 14-1, Accounting for Convertible Debt That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP 14-1”). FSP 14-1 is effective for the Company on January 1, 2009. The FSP includes guidance that convertible debt instruments that may be settled in cash upon conversion should be separated between the liability and equity components, with each component being accounted for in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods. FSP 14-1 is not currently applicable to the Company since the Company does not have convertible debt.

On January 1, 2009, the Company adopted Emerging Issues Task Force (EITF) Issue No. 08-6, Equity Method Investment Accounting Considerations(“EITF 08-6”), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The Company does not currently have any investments that are accounted for under the equity method. The adoption of EITF 08-6 did not have an impact on the Company’s consolidated financial statements.

On January 1, 2009, the Company adopted EITF Issue No. 08-7, Accounting for Defensive Intangible Assets. EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. The Company currently does not have any defensive intangible assets.

In April 2009, the FASB issued FSP SFAS 107-1, “Interim Disclosures about Fair Value of Financial Instruments”, or FSP 107-1, which will require that the fair value disclosures required for all financial instruments within the scope of SFAS 107, “Disclosures about Fair Value of Financial Instruments”, be included in interim financial statements. This FSP also requires entities to disclose the method and significant assumptions used to estimate the fair value of financial instruments on an interim and annual basis and to highlight any changes from prior periods. FSP 107-1 will be effective for interim periods ending after June 15, 2009 and did not have a significant impact on these interim financial statements.

Results of Operations – Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Net revenue. Net revenue for the second quarter of 2009 was $4.5 million, declining 8.3% from $5.0 million for the first quarter of 2009. The decline is mainly due to reduced advertising time-slots available at Kunming JV during co-hosting a musical talent competition reality show organized by another Chinese television station and softer demand than first quarter from advertisers in Taiyuan.

The net revenue for the first six months of 2009 was $9.5 million, an increase of $1.5 million or 19.3%, as compared to the net revenue of Kunming TV Station – Advertising Center and the Yellow River TV Station – Advertising Center in the same period last year of $7.9 million. The increase is mainly due to the increase of advertising sales as China Networks has purchased high quality TV programs to improve the audience rating. In addition, revenue in the same period last year was impacted by major snow storm which crippled parts of China in February 2008 and the major earthquake in Sichuan Province in May 2008, which pre-empted a significant amount of television programming.

Cost of revenue. Cost of revenue for the second quarter of 2009 was approximately $1.0 million, representing a 1.7% increase from $1.0 million for the first quarter of 2009.

Cost of revenue for the first six months of 2009 was $1.9 million, a decrease of $0.3 million or 12.9%, as compared to the cost of revenue of Kunming TV Station – Advertising Center and the Yellow River TV Station – Advertising Center in the same period last year of $2.2 million. The decrease is attributable to increased cost control measures implemented by China Networks.

Gross profit. Gross profit for the second quarter of 2009 was $3.6 million, representing a 10.8% decrease from $4.0 million in the first quarter of 2009. Gross margin was 78.4% in the second quarter of 2009, compared with 80.5% in the first quarter of 2009. The changes are due primarily to decreased net revenue and increased cost of revenue for the quarter.

The gross profit for the first six months of 2009 was $7.6 million, an increase of $1.9 million or 31.9%, as compared to the gross profit of Kunming TV Station – Advertising Center and the Yellow River TV Station – Advertising Center in the same period last year of $5.7 million. The increase in gross profit is primarily due to an increase in revenues of $1.5 million for the first six months of 2009 combined with a decrease in cost of revenues for the period.

Operating expenses. Selling, general and administrative expenses were $1.1 million for the second quarter of 2009, compared with $1.3 million in the first quarter of 2009, representing 10.9% decrease, primarily due to reduced professional fees incurred in the second quarter relating to the business combination.

The operating expenses for the first six months of 2009 were $2.4 million, an increase of $2.3 million from $0.1 million for the same period of 2008. For the six months ended June 30, 2008, all operating expenses are general and administrative expenses which were related to China Networks’ formation. If $1.0 million of operating expenses attributable to Kunming TV Station – Advertising Center and the Yellow River TV Station – Advertising Center of six months ended June 30, 2008 had been included, CNIH’ operating expenses for the six months ended June 30, 2008 would be $1.1 million, resulting in an increase of $1.3 million for the six months ended June 30, 2009 compared with the same period of last year.

The significant increase was primarily attributable to an increase of professional fees in the first six months of 2009 of $0.7 million relating to the business combination. In addition, $0.7 million of amortization of intangible assets was recorded as general and administrative expense for the six months ended June 30, 2009. Expenses relating to the establishment and operations of Beijing Guangwang Hetong Advertising & Media Co., Ltd., (“Hetong”) a PRC company and Guangwang Tonghe Technology Consulting (Beijing) Co. Ltd. (“WFOE”), a wholly-owned subsidiary of Advertising Networks Ltd., (“ANT”) in the PRC totaled $0.3 million, also contributing to the increase in operating expenses. CNIH expects that its professional fees will be substantially reduced in future periods.

Net income. Income from operations was $2.4 million for the second quarter of 2009, a decrease of $0.4 million or 10.7%, from $2.7 million in the first quarter of 2009. Net income was $1.0 million ($87,181, excluding gain on cancellation of accrued liability), compared with net income of $1.4 million ($77,218, excluding gain on extinguishment of debt $1.3 million) in the first quarter of 2009.

Income from operations for the six months ended June 30, 2009 was $5.2 million, an increase of $0.5 million or 9.9%, from $4.7 million for the six months ended June 30, 2008 of Kunming TV Station – Advertising Center and the Yellow River TV Station – Advertising Center. The increase was due to the increased gross profit described above partially offset by increase of operating expenses. Net income for the six months ended June 30, 2009 was $2.5 million, a decrease of $2.2 million or 46.8%, from $4.7 million for the six months ended June 30, 2008 of Kunming TV Station – Advertising Center and the Yellow River TV Station – Advertising Center. The decrease was mainly attributable to $3.3 million of interest expense payable to China Networks’ bridge financing investors in the first half 2009 and the significant increase in operating expenses discussed above, partially offset by $2.3 million gains on extinguishment of debt and cancellation of accrued liability. In addition, CNIH’s PRC entities are subject to the PRC Enterprise Income Tax at the applicable rates on taxable income since the commencement of operations of the fourth quarter 2008.

Non-controlling interest. The non-controlling interest arises from the joint venture related operations conducted in the PRC, and does not apply to CNIH and non-joint venture entities. The trustee company, Hetong, through the joint ventures with PRC TV Stations (JV Ad Cos), generates income from the sale of television advertising spots. The trustee company is controlled by CNIH through a series of contractual relationships (including an exclusive service arrangement, loan agreement with the trustee and share purchase options). The 50% non controlling interest is determined by the application of a 50% contractual rate to net income of the joint venture entities. Under the exclusive service arrangement, CNIH has the ability to determine the profits (if any) to be retained by Hetong through a service fee. As such, 50% of the registered capital, results of operations and retained earnings of the JV Ad Cos is allocated to the non-controlling interest.

Liquidity and Capital Resources

As of June 30, 2009, CNIH had cash and cash equivalents in the amount of $14.8 million, of which CNIH, China Networks, ANT and WFOE had $6.8 million, with the remaining held by the Hetong, the JV Tech Cos and the Kunming Kaishi Advertising Co. Ltd., and Taiyuan Advertising Networks Advertising Co., Ltd. (collectively “JV Ad Cos”).

Immediately prior to the consummation of the business combination, there was $63.2 million in Alyst’s trust account. In connection with the vote by Alyst stockholders to approve the business combination with China Networks and related proposals, the holders of 2,146,156 common shares of Alyst elected to exercise their rights to convert their shares into cash, and received proceeds of in the aggregate amount of $16.9 million from Alyst’s trust, or $7.85 in cash per converted share of common stock, upon consummation of the business combination. In order to secure a favorable vote of Alyst shareholders for the business combination, Alyst and its surviving corporation, CNIH, entered into agreements with holders of 5,702,384 shares of Alyst common stock, pursuant to which CNIH would repurchase such shares after the consummation of the business combination. Payments from Alyst’s trust account in the aggregate amount of $44.9 million were made to Alyst stockholders pursuant to such agreements. CNIH received the balance of funds from the trust account, totaling $1.4 million.

In July 2009, 4,396,604 shares subject to the repurchase agreements were acquired by CNIH for an aggregate amount in cash of $34.6 million. On July 9, 2009, the holders of the remaining 1,305,780 shares entered into a put option agreement with CNIH, allowing CNIH to defer immediate payment and to deposit $10.3 million ($7.88 per share) into a new trust account.

Debt and equity bridge financing. Historically, China Networks had two shareholders who funded its operation, including advances related to its formation as well as professional fees and expenses associated with its acquisition activities. In July 2008, China Networks completed a debt and equity bridge financing to finance the initial payments for its paid-in capital to Taiyuan JV and Kunming JV. On July 21, 2008, China Networks issued an aggregate of approximately $28.0 million in promissory notes and 980,000 class A preferred shares, with a par value of $0.0001 to 27 investors in exchange for proceeds of $28.0 million. Each share of preferred stock was convertible into one ordinary share of China Networks. The class A shares were converted upon consummation of the business combination into ordinary shares of CNIH on a one-for-one basis.

The use of proceeds of the financing was as follows: (a) $13.6 million was used for initial equity contributions due from ANT for the JV Tech Cos (b) a fee of $980,000 paid to Chardan in July 2008, as a placement fee for the financing, and (c) the remaining proceeds are being used for working capital, including payment of certain administrative, legal and accounting fees. The promissory notes are secured by a pledge of 50.1% of the outstanding ordinary shares of China Networks.

Under the terms of the promissory notes, since the merger between Alyst and China Networks was not consummated by March 31, 2009, one-half of the principal outstanding plus accrued interest is due 18 months from the issuance of the promissory notes and the remaining one-half of the principal outstanding plus accrued interest is due 36 months from the issuance of the promissory notes.

China Networks’ management has determined that the fair value of the 980,000 class A preferred stock on the issuance date is $5.27 per share, calculated using the Black-Scholes valuation model and the following assumptions: expected life of 30 years; volatility of 25%; risk free interest rate of 0%; common stock price of China Networks of $5.28 per share on grant date. Using the relative fair value method, China Networks allocated $23.6 million of the gross proceeds to the promissory notes and $4.4 million to class A preferred stock. Each former shareholder of class A preferred stock has the right to receive a cash amount equal to $7.143 plus deferred cash payments contingent upon the achievement of future net income. The face amount of the promissory notes of approximately $28.0 million was reduced by debt discount of $4.4 million, resulting in an initial carrying value of $23.6 million. China Networks estimated that the life of these promissory notes will be approximately 18 months. With such estimated life of the bridge loan, China Networks adopted the effective interest rate method to amortize the debt discount over the 18-month period and an effective monthly rate of 1.49%.

Current outstanding obligations. CNIH has the following payment obligations as a result of its business combination with China Networks:

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Approximately $2.2 million (RMB15 million) for the outstanding paid-in capital to Taiyuan JV. China Networks entered into a Supplementary Agreement in July 2009 with Yellow River Television Station, the Chinese partner of Taiyuan JV, to pay the outstanding capital in monthly installments of RMB3 million in the period of from July to November 2009;

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Approximately $11 million (RMB 75,000,000) of the second payment for the paid-in capital obligation to the Kunming JV which is due by September 30, 2009. Currently, China Networks does not expect to have financial resources to meet the obligation by such date, and is in the process of negotiation with Kunming Television Station, the Chinese partner of Kunming JV, for a mutually acceptable resolution;

•	Approximately $7 million due to preferred shareholders of China Networks upon consummation of Business Combination;

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$12.75 million related to the equity bridge financing, plus accrued interest, due 18 months from the issuance of the promissory notes and the remaining $12.75 million related to the equity bridge financing, plus accrued interest, due 36 months from the issuance of the promissory notes. Interest on the bridge financing accrues at an annual rate of 10%;

CNIH believes there are various sources of external financing which may be available to it, including cash which may be generated as a result of the exercise of the warrants, access to the public equity markets through a secondary offering of the company’s stock, sale of an equity interest in the company to private investors or loans received from banks and other debt investors. However, there can be no assurance that additional financing will be available on terms acceptable to CNIH or at all.

In light of its current financial resources, CNIH does not expect that China Networks will be able to satisfy the repayment obligation of the bridge loan principal and accrued interest. CNIH and China Networks are currently in negotiation with the bridge loan investors with respect to a restructuring of these obligations.

Anticipated partnership program. In the future, China Networks may partner with additional television networks utilizing the cash obtained from various sources if available on acceptable terms. However, there can be no assurance that China Networks will be able to enter into any such partnership arrangements or secure the necessary cash to meet its obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NETWORKS INTERNATIONAL HOLDING LTD.

By:	/s/ Xin Yan Li

Name: Xin Yan Li Title: Chief Financial Officer

November 6, 2009